

January 24, 2012

<u>Via E-mail</u>
Mr. Millard Drexler
Chief Executive Officer
J. Crew Group, Inc.
770 Broadway
New York, NY 10003

   Re: J. Crew Group, Inc.
     Form 10-K for Fiscal Year Ended January 29, 2011
     Filed March 21, 2011
     Form 10-Q for Fiscal Quarter Ended October 29, 2011
     Filed December 1, 2011
     File No. 001-32927

Dear Mr. Drexler:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended October 29, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

1. We note your disclosure in which you state that: (1) you have prepared your discussion and analysis of the results of operations and cash flows by comparing the mathematical combination of the predecessor period from January 30, 2011 to March 7, 2011 and the successor period from March 8, 2011 to October 29, 2011 ("Combined") to the comparable thirty-nine week period last year, (2) this combined presentation is not consistent with generally accepted accounting principles and (3) the combined operating

results (i) have not been prepared on a pro forma basis as if the Acquisition occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Acquisition, and (iii) may not be predictive of future results of operations. We further note that you have not included a separate discussion and analysis of the historical results of the predecessor period from January 30, 2011 to March 7, 2011 and the successor period from March 8, 2011 to October 29, 2011 that are presented in your filing. We believe it is inappropriate to merely combine predecessor and successor information without reflecting all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X. We also believe that a separate discussion and analysis of the historical results of all predecessor and successor periods presented in your filing is required, pursuant to Items 303 of Regulation S-K. Please revise accordingly.

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

5. Share-Based Compensation, page 11

Acquisition-related share-based compensation, page 11

2.   We note that in connection with the acquisition, all outstanding share-based awards granted prior to the transactions became fully vested and the acceleration of such awards was determined to be a modification of the original share-based award and resulted in the calculation of a revised fair value on March 7, 2011. We further note on page 57 of your January 29, 2011 Form 10-K that the outstanding stock options and restricted stock awards (whether vested or unvested) held by your employees (including your Named Executive Officers) fully vested and were either canceled as of the effective time of the merger and converted into the right to receive cash within three business days after the completion of the Acquisition, or rolled over into shares of stock or stock options, as applicable, of the Parent. Please advise us of the following:

   a.   Quantify for us the total (pre-tax) revised fair value attributable to pre-combination service, and the total (pre-tax) revised fair value attributable to post-combination service.

   b.   Explain to us in sufficient detail how you determined the amounts attributable to both pre-combination and post-combination service, including the reason(s) why the $35.1 million for options settled in cash and $9.6 million for options rolled over by management into vested options of the Parent were attributable to post-combination service. In this regard, it is unclear to us what post-combination service is required for options that were either settled in cash or became fully vested options.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining